Zalat Inc.



ANNUAL REPORT

10830 N. Central Expy

Dallas, TX 75231

(214) 878-0237

https://zalatpizza.com/

This Annual Report is dated April 25, 2024.

BUSINESS

Overview Overview

Zalat Inc. ("Zalat Pizza," "Zalat" or the "Company") believes it is revolutionizing the pizza industry with its innovative, delicious menu and unique business model that fosters extreme employee buy-in with stock option grants to all frontline workers. Zalat Pizza sells affordable luxury pizzas to the masses. Offering what we believe to be a best-in-class pizza under a casual and accessible brand that stays open until 4 am.

Business Model

Zalat Pizza excels in crafting exceptional, New York-style pizzas, recognized by many as best-in-class for their taste and uniqueness. Zalat's streamlined operating model, characterized by compact stores and low operating costs, is designed for financial efficiency and scalability, while the significantly reduced construction costs result in some of the industry's leading cash-on-cash returns. Open late hours, Zalat caters to a wide customer base, serving an eclectic menu that appeals to diverse palates. Employees (called "Zealots"), who are all stock option holders, are engaged and committed to the brand's success.

Corporate History

The Company was originally formed on 11/17/2014 as Zalat Inc. under the laws of the state of Texas. On 9/10/2019 the Company converted from a Texas corporation to a Delaware corporation as Zalat Inc. Zalat Inc. owns the following subsidiaries Zalat Holdings of Texas, LLC, Zalat Speciality, LLC, Zalat Holdings 1, LLC, Zalat Holdings 7, LLC, Zalat Holdings 16, LLC, Zalat Zealots, LLC, and Sum Yum 1, LLC. Zalat Zealots is a payroll entity that hires all employees of Zalat, Sum Yum 1, LLC is a commissary operation for dough production and distribution, and the rest of the LLCs are operating entities that own the assets of the restaurants.

Previous Offerings

Name: Series Seed-2 Preferred Stock
Type of security sold: Equity
Final amount sold: $5,302,101.00
Number of Securities Sold: 5,302,101
Use of proceeds: New restaurant openings and G&A.

Date: January 01, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Seed Series-3 Preferred Stock
Type of security sold: Equity
Final amount sold: $5,731,820.00
Number of Securities Sold: 3,369,940
Use of proceeds: New restaurant openings and G&A
Date: September 06, 2023
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Revenue

Revenue for fiscal year 2023 was $28,001,509, up 26% compared to fiscal year 2022 revenue of $22,233,026, driven primarily by one new opening and locations opened in 2022 running 12 months of sales in 2023.

Cost of Sales

The cost of sales for fiscal 2023 was $8,058,394, or 28.8% of sales, compared to $6,538,299 in fiscal year 2022, or 29.4% of sales, an improvement of 0.63%. The increase in the cost of sales in absolute dollars was primarily driven by higher sales compared to 2022. Our cost as a percentage of sales improved in 2023 compared to 2022 due to a reduction in inbound prices and better operational controls.

Restaurant Labor

In the fiscal year 2023, labor expenses were $8,725,514 or 31.3% of net sales, compared to $7,087,371 or 31.9% of net sales for fiscal year 2022. Higher sales and more restaurants primarily drove this increase in absolute dollars. Labor as a percentage of sales improved y 0.6% in 2023 vs 2022

Restaurant Operating and Non-Controllable Expenses

In fiscal year 2023 restaurant operating and non-controllable expenses increased by $1,489,447 primarily driven by the increase in the number of restaurants compared to fiscal year 2022. As a percentage of sales, these expenses decreased in 2023 by 1.6%. We expect these fixed expenses to continue to improve through 2024 as more restaurants mature and average unit revenue volumes increase.

Corporate Overhead

In fiscal year 2023 corporate overhead increased by $895,373 compared to fiscal year 2022 primarily driven by new above restaurant leaders coming on board to support the larger number of locations. As a percentage of sales, corporate overhead decreased by 0.7%, dropping from 19.0% in 2022 to 18.3% in 2023. We expect our G&A to continue to drop as a percentage of sales primarily driven by productivity tactics implemented in Q1 2024.

Net Profit

In fiscal year 2023 net profit declined by $246,556 compared to fiscal year 2022 primarily driven by higher marketing expenses. Despite profit declining in absolute dollars, as a percentage of sales, net profit improved by 1.4% driven by better operating margins.

Historical results and cash flows:

The Company is currently fully functional and operational with 30 locations in Dallas-Fort Worth, Houston, and Austin and is generating revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future. As the number of restaurants continues to grow, the percentage of stabilized restaurants will represent a larger portion of our total number of restaurants, which should increase our restaurant-level profit margins. At the same time, as we open new locations, our sales will increase and with that, our SG&A expenses as a percentage of sales should continue to improve which should also improve our net profit margin and cash flows from operations. The number of new openings each year, together with the expected cash flow from operations, will determine the amount of capital that we would have to raise to meet our growth targets in the future. Past cash was primarily generated through sales and equity financing. Our goal is to continue to open new locations, increase unit-level profitability, maintain our low construction costs, and raise additional funds to cover any deficit between our capital expenditures and the cash flow generated from operations.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $74,268.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Note Payable
Amount Owed: $26,783
Interest Rate: 6.99%
Maturity Date: November 01, 2025
Installment auto loan bearing an interest rate of 6.99%, matures November 2025, secured by a vehicle.

Creditor: Pho Mi, LLC
Amount Owed: $552
Interest Rate: 0.0%
Pho Mi is wholly owned by Zalat's CEO and majority shareholder, Khnah Nguyen.

Creditor: ZKK1, LLC
Amount Owed: $43,964
Interest Rate: 0.0%
ZKK1 is wholly owned by Zalat's CEO and majority shareholder, Khanh Nguyen.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Adrian Saide-Jacaman
Adrian Saide-Jacaman's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Chief Financial Officer
Dates of Service: May, 2021 - Present
Responsibilities: Adrian oversees all of Finance, Accounting, Purchasing and Humar Resource functions for Zalat Inc.

Other business experience in the past three years:
• Employer: EYM Group
Title: Chief Financial Officer
Dates of Service: July, 2015 - April, 2021
Responsibilities: Responsible for Finance, Accounting, and IT.

Name: Rosalyn Mallet
Rosalyn Mallet's current primary role is with PHASENEXT HOSPITALITY. Rosalyn Mallet currently services 0.25 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Board Member
Dates of Service: October, 2020 - Present
Responsibilities: Rosalyn is a member of the board. She does not receive cash compensation, but receives 25,000 options per year.

Other business experience in the past three years:
• Employer: PHASENEXT HOSPITALITY
Title: Founder, President, and CEO
Dates of Service: January, 2009 - Present
Responsibilities: Franchisee of Blaze Pizza, Buffalo Wild Wings, Dunkin, Jimmy Johns, Smashburger and Wolfgang Puck. PhaseNext is also a JV owner of multiple Cousins BBQ locations, including Back Porch Bar.

Other business experience in the past three years:
• Employer: Buffalo Wild Wings - Franchise Business Services
Title: Board Member
Dates of Service: January, 2014 - Present
Responsibilities: Rosalyn is a member of the board.

Other business experience in the past three years:
• Employer: Buffalo Wild Wings – Franchise Advisory Council
Title: Board Member
Dates of Service: January, 2019 - Present
Responsibilities: Member of the Board.

Other business experience in the past three years:
• Employer: Northcott Hospitality
Title: Board Chair (since Jan 2020), Compensation Committee Chair
Dates of Service: January, 2009 - Present
Responsibilities: Founder of AmericInn hotel company, Northcott Hospitality is also a leading franchisee of Perkins and Houlihan's restaurants. Sold AmericInn to Wyndham Hotel Group in 2017.

Other business experience in the past three years:
• Employer: National Restaurant Association
Title: (Chair of the Board (2012), Governance Committee Chair, Member of (2) Strategic Planning Task Forces, Member of (2) National Restaurant Association CEO Search Committees)
Dates of Service: January, 2004 - Present
Responsibilities: The Washington-DC based trade association for the nation's multi-billion dollar restaurant and foodservice industry, the Association advocates for advancing and protecting the nation's nearly one-million restaurants and several million employees.

Other business experience in the past three years:
• Employer: Share Our Strength
Title: (Lead Director (2010-2014), Governance Committee Chair, Member of Strategic Planning Task Force)
Dates of Service: January, 1998 - June, 2021
Responsibilities: A non-profit working to solve the chronic problems of hunger and poverty, Share Our Strength's signature campaign, No Kid Hungry, is devoted to ending childhood hunger in the United States.

Other business experience in the past three years:
• Employer: Black Box Intelligence
Title: Compensation Committee Chair
Dates of Service: January, 1996 - January, 2021
Responsibilities: A privately held industry research/trend firm, Black Box Intelligence benchmarks key workforce and operational management measures that drive industry success and profitability as well as location-based social media and consumer behavior by purchase occasion. The longstanding mission of the company is to help restaurateurs balance people and profits while creating best-in-class performance results.

Name: Song Pak
Song Pak's current primary role is with Nuro Investments. Song Pak currently services 0.25 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Board Member
Dates of Service: February, 2021 - Present
Responsibilities: As a Board Member, Song provides general advice and guidance to the Issuer. Song does not receive cash compensation, but receives 25,000 options per year.

Other business experience in the past three years:
• Employer: Collaborative Fund
Title: Chief Operating Officer
Dates of Service: July, 2022 - May, 2023
Responsibilities: Chief Operating Office for venture fund platform.

Other business experience in the past three years:
• Employer: Revolution
Title: GC and EVP of Operations
Dates of Service: February, 2011 - July, 2022
Responsibilities: Chief legal officer and head of fund operations for investment firm with seed, venture and growth stage investment funds.

Other business experience in the past three years:
• Employer: Nuro Investments
Title: Operating Manager
Dates of Service: March, 2022 - Present
Responsibilities: Manage legal and investment operations.

Name: Erin Mulligan Helgren
Erin Mulligan Helgren's current primary role is with OfficeSpace Software . Erin Mulligan Helgren currently services 0.25 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Director
Dates of Service: January, 2021 - Present
Responsibilities: Erin serves as an independent director, supporting Zalat's CEO and the Company. Erin does not receive cash compensation, but receives 25,000 options per year.

Other business experience in the past three years:
• Employer: OfficeSpace Software
Title: Chief Executive Officer
Dates of Service: April, 2023 - Present
Responsibilities: Oversee the day to day operations and business affairs of the company
Other business experience in the past three years:

• Employer: Bonterra
Title: Chief Executive Officer
Dates of Service: August, 2021 - December, 2022
Responsibilities: Bonterra is the second-largest and fastest-growing social good software company in the world with solutions from CyberGrants, EveryAction, Social Solutions, Network for Good, and their respective entities making up its product family. Bonterra, which stems from the French word for "good" (bon) and the Latin word for "land" (terra)

represents the exponential good that can be accomplished with the right foundation and supports the company's purpose to power those who power social impact. Bonterra's differentiated, end-to-end solutions collectively support a unique network of over 19,600 clients, 7,500 plus nonprofit organizations, more than 70 foundations and partners, and over 50 percent of Fortune 100 companies.

Other business experience in the past three years:
• Employer: Social Solutions
Title: Chief Executive Officer
Dates of Service: April, 2020 - August, 2021
Responsibilities: Social Solutions, a Public Benefit Corporation backed by Vista Equity Partners, is the leading provider of cloud software for nonprofit and public sector social service organizations. Our products offer clients the most comprehensive and secure social good platform available, including case management, participant connection, data insights, outcome analytics and funder enablement solutions. More than 4,000 clients and 90,000 users in the US, UK, Canada, Australia and New Zealand have adopted the Social Solutions platform to improve their data by measuring and optimizing outcomes.

Other business experience in the past three years:
• Employer: Skyline Champion
Title: Independent Director
Dates of Service: September, 2019 - Present
Responsibilities: Independent director, member of Audit and Compensation Committees

Other business experience in the past three years:
• Employer: Mavenir
Title: Independent Director
Dates of Service: April, 2022 - Present
Responsibilities: Serves as an independent director.

Name: Khanh Nguyen
Khanh Nguyen's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Founder, CEO, Board Member
Dates of Service: November, 2014 - Present
Responsibilities: Khanh is the founder and Chief Executive Officer. Khanh receives $200,000 in annual salary.

Name: Dennis Minchella
Dennis Minchella's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Chief Operating Officer
Dates of Service: May, 2021 - Present
Responsibilities: Operations and Development

Other business experience in the past three years:
• Employer: 1836 Restaurants, LLC
Title: Partner
Dates of Service: August, 2020 - April, 2021
Responsibilities: Deal sourcing and acquisition of restaurant concepts

Name: Alfred Vo
Alfred Vo's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Chief Information Officer
Dates of Service: November, 2019 - Present
Responsibilities: Information technology

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Series Seed-1 Preferred Stock
Stockholder Name: Khanh C. Nguyen (58% ownership / 93.2% voting control)
Amount and nature of Beneficial ownership: 17,221,250
Percent of class: 93.2

RELATED PARTY TRANSACTIONS

Name of Entity: Pho Mi, LLC
Names of 20% owners: Khnah Nguyen
Relationship to Company: Director, Officer and 20%+ Owner
Nature / amount of interest in the transaction: Intercompany loan, payable of $552.00
Material Terms: No interest rate or maturity date.

Name of Entity: ZKK1, LLC
Names of 20% owners: Khnah Nguyen
Relationship to Company: Director, Officer and 20%+ Owner
Nature / amount of interest in the transaction: Intercompany loan, payable of $43,964.00 as of 12/31/23
Material Terms: No interest, maturity date, or other material terms

OUR SECURITIES

The company has authorized Common Stock, Supervoting Common Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, and Series Seed-CF Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 485,436 of Series Seed-CF Preferred Stock.

Common Stock

The amount of security authorized is 40,000,000 with a total of 3,620,000 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 560,544 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 2,848,406 shares to be issued pursuant to stock options issued.

Supervoting Common Stock

The amount of security authorized is 35,000,000 with a total of 0 outstanding.

Voting Rights

Ten (10) votes per share.

Material Rights

The voting, dividend and liquidation rights of the holders of Supervoting Common Stock are subject to and qualified by the rights, powers and privileges of the holders of Preferred Stock.

Voting. The holders of Supervoting Common Stock are entitled to ten (10) votes for each share of Supervoting Common Stock held at all meetings of stockholders (and written consents in lieu of meetings). Unless required by law, there is no cumulative voting.

Series Seed-1 Preferred Stock

The amount of security authorized is 17,380,000 with a total of 17,380,000 outstanding.

Voting Rights

Ten (10) votes for each whole share of Supervoting Common Stock that the Series Seed-1 Preferred Stock is convertible.

Material Rights

The dividend and liquidation rights of the holders of Series Seed-1 Preferred Stock are subject to and qualified by the rights, powers and privileges of the holders of Series Seed-2 Preferred Stock and Series Seed-3 Preferred Stock.

Series Seed-2 Preferred Stock

The amount of security authorized is 7,000,000 with a total of 5,302,101 outstanding.

Voting Rights

One (1) vote for each whole share of Common Stock that the Series Seed-2 Preferred Stock is convertible.

Material Rights

Holders of Series Seed-2 Preferred Stock, pari passu along with the holders of Series Seed-3 Preferred Stock, enjoy senior liquidation preference over all other shareholders of the Company.

Series Seed-3 Preferred Stock

The amount of security authorized is 6,000,000 with a total of 3,369,940 outstanding.

Voting Rights

One (1) vote for each whole share of Common Stock that the Series Seed-3 Preferred Stock is convertible.

Material Rights

Holders of Series Seed-3 Preferred Stock, pari passu along with the holders of Series Seed-2 Preferred Stock, enjoy senior liquidation preference over all other shareholders of the Company.

Series Seed-CF Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-CF Preferred Stock.

Material Rights

For further information on the material rights of these securities please see the Company's Second Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Liquidation, Dissolution or Winding Up. Senior to Common Stock and Supervoting Common Stock, and Series Seed-1 Preferred Stock; junior to Series Seed-2 Preferred Stock and the Series Seed-3 Preferred Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series Seed-CF Preferred Stock (the "Preferred Shares") should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Preferred Shares purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the food and beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit to support our working capital requirements as we grow. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Series Seed-CF Preferred Stock. Interest in debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Series Seed-CF Preferred Stock. In addition, if we need to raise more equity capital from the sale of additional securities, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this Offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with No Voting Rights The Series Seed-CF Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out and all Company shareholders with liquidation preference over the Series Seed-CF Preferred Stock have received their liquidation preference. See the Company Securities section of the Offering Memorandum for equity preferences. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this Offering, we may request that StartEngine instruct the escrow agent to disburse Offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly not developed technologies. It should further be assumed that competition will intensify. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As a chain pizza restaurant, we may be vulnerable to hackers who may access the data of our customers. Further, any significant disruption in the service of Zalat Inc. or in its computer systems could reduce the attractiveness of the company and result in a loss of customers. Further, we rely on third-party technology providers to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Zalat Inc. could harm our reputation and materially negatively impact our financial condition and business. Our long-term success is highly dependent on our ability to successfully identify and secure appropriate sites and timely develop and expand our operations in existing and new markets: One of the key means of achieving our growth strategies will be through opening and operating new locations. The number and timing of new locations opened during any given period may be negatively impacted by number of factors including, without limitation: the identification and availability of attractive sites for new Zalat Pizza shops and the ability to negotiate suitable lease terms; the lack of development and overall decrease in commercial real estate due to a macroeconomic downturn; recruitment and training of qualified personnel in the local market; our ability to obtain all required governmental permits, including zoning approvals, on a timely basis; our ability to control construction and development costs of new locations competition in new markets, including competition for appropriate sites; failure of the landlords to timely deliver real estate to us; landlord delays; the proximity of potential sites to an existing restaurants, and the impact of cannibalization on future growth; anticipated commercial, residential and infrastructure development near our new locations; and the cost and availability of capital to fund construction costs and pre-opening expenses. Damage to our reputation could negatively impact our business, financial condition and results of operations: Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter into new markets. We believe that we have built our reputation on the high quality of our food and service, our commitment to our guests, our strong employee culture, and we must protect and grow the value of our brand in order for us to continue to be successful. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to: food safety concerns, including food tampering or contamination; food-borne illness incidents; the safety of the food commodities we use, particularly beef; guest injury; security breaches of confidential guest or employee information; employment-related claims relating to alleged employment discrimination, wage and hour violations; labor standards or healthcare and benefit issues; or government or industry findings concerning our restaurants, restaurants operated by other foodservice providers, or others across the food industry supply chain. Social media for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our Company may be posted on such platforms at any time. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. Food safety and food-borne illness incidents may have an adverse effect on our business by not only reducing demand but also increasing operating costs: Food safety is a top priority, and we dedicate substantial resources to help ensure that our guests enjoy safe, quality food products. However, food-borne illnesses and other food safety issues have occurred in the food industry in the past, and could occur in the future. A negative report or negative publicity, whether related to one of our Zalat locations or to a competitor in the industry, may have an adverse impact on demand for our food and could result in decreased guest traffic to our shops. A decrease in guest traffic to our shops as a result of these health concerns or negative publicity could materially harm our brand, business, financial condition and results of operations. Shortages or interruptions in the supply or delivery of food products could adversely affect our operating results: Shortages or interruptions in the supply of food products caused by problems in production or distribution, inclement weather, unanticipated demand or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our operating results. Limited number of suppliers for our major products and rely on one distribution company for the majority of our distribution program: If our suppliers or distributors are unable to fulfill their obligations under our arrangements with them, we could encounter supply shortages and incur higher costs. We have a limited number of suppliers for our major products, including all beef pepperoni, mozzarella cheese and tomato sauce. Due to this concentration of suppliers, the cancellation of our supply arrangements with these suppliers or the disruption, delay or inability of these suppliers to deliver these major products to our restaurants may materially and adversely affect our results of operations while we establish alternative distribution channels. Security breaches of confidential guest information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business: The integrity and protection of that guest and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and guest and employee expectations, or may require significant additional investments or time in order to do so. Efforts to hack or breach security measures, failures of systems or software to operate as designed or intended, viruses, operator error or inadvertent releases of data all threaten our and our service provider's information systems and records. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profit Pizza segment is a highly competitive market and our inability to compete effectively may affect our traffic, sales and restaurant-level operating profit margins, which could adversely affect our business, financial condition and results of operations: We compete in the restaurant industry with national, regional and locally-owned and/or operated limited-service restaurants and full-service restaurants. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we do, and many of our competitors are well-established in markets in which we have existing restaurants or intend to locate new ones. In addition, many of our competitors have greater name recognition in some of the local markets in which we have or plan to have additional restaurants. Any inability to successfully compete with the restaurants in our markets will place downward pressure on our guest traffic and may prevent us from increasing or sustaining our revenues and profitability. Our continued success depends in part on the continued popularity of our menu and customer experience. Consumer tastes, nutritional and dietary trends, traffic patterns and the type, number, and location of competing restaurants often affect the restaurant business, and our competitors may react more efficiently and effectively to those conditions. In addition, some of our competitors in the past have implemented programs that provide price discounts on certain menu offerings, and they may continue to do so in the future. If we are unable to continue to compete effectively, our traffic, sales and unit-level operating profit margins could decline and our business, financial condition and results of operations would be adversely affected. New locations, once opened, may not be profitable, and the performance of our restaurants that we have experienced in the past may not be indicative of future results. Our results have been, and in the future may continue to be, significantly impacted by the timing of new restaurant openings (often dictated by factors outside of our control), including landlord delays, associated pre-opening costs and operating inefficiencies. We typically incur the most significant portion of pre-opening expenses associated with a given restaurant within the three months preceding the opening. Our experience has been that labor and operating costs associated with a newly opened Zalat for the first several months of operation are materially greater than what can be expected after that time, both in aggregate dollars and as a percentage of sales. Our new restaurants commonly take 6 to 12 months to reach planned operating levels due to inefficiencies typically associated with new restaurants, including the training of new personnel, new market learning curves, inability to hire sufficient qualified staff and other factors. We may incur additional costs in new markets, particularly for transportation and distribution, which may impact the profitability of those restaurants. Accordingly, the volume and timing of new openings may have a material adverse impact on our profitability. Our sales and profit growth could be adversely affected if the same store sales growth is less than we expect. The level of same store sales growth, which represents the change in year-over-year revenues for restaurants open for 15 months or longer, could affect our sales growth. Our ability to increase same store sales depends in part on our ability to successfully implement our initiatives to build sales. It is possible such initiatives will not be successful, that we will not achieve our target same store sales growth or that same store sales growth could be negative, which may cause a decrease in overall sales and profit growth that would adversely affect our business, financial condition or results of operations. Opening new Zalat locations in existing markets may negatively affect sales at our existing restaurants The consumer target area of our restaurants varies by location, depending on a number of factors, including population density, other local restaurants and attractions, area demographics and geography. As a result, the opening of a new Zalat location in or near markets in which we already have Zalat restaurants could adversely affect the sales of those existing ones. Existing restaurants could also make it more difficult to build our consumer base for new locations in the same market. Sales cannibalization among our restaurants may become significant in the future as we continue to expand our operations and could adversely affect our sales growth, which could, in turn, adversely affect our business, financial condition or results of operations. Our failure to manage our growth effectively could harm our business and operating results. Our growth plan includes a significant number of new restaurants in new and existing markets. Our existing management systems, financial and management controls and information systems may not be adequate to support our planned expansion. Our ability to manage our growth effectively will require us to continue to enhance these systems, procedures and controls and to locate, hire, train and retain management and operating personnel, particularly in new markets. We may not be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and on our existing infrastructure, or be able to hire or retain the necessary management and operating personnel, which could harm our business, financial condition or results of operations. These demands could cause us to operate our existing business less effectively, which in turn could cause a deterioration in the financial performance of our existing restaurants. If we experience a decline in the financial performance, we may decrease the number of or discontinue restaurant openings, or we may decide to close restaurants that we are unable to operate in a profitable manner. Our plans to open new restaurants, and the ongoing need for capital expenditures at our existing ones, require us to spend capital. Our growth strategy depends on opening new restaurants, which will require us to use cash flows from operations and net proceeds of this Offering. We cannot assure you that cash flows from operations and the net proceeds of this Offering will be sufficient to allow us to implement our growth strategy. If this cash is not allocated efficiently among our various projects, or if any of these initiatives prove to be unsuccessful, we may experience reduced profitability and we could be required to delay, significantly curtail or eliminate planned restaurant openings, which could have a material adverse effect on our business, financial condition and results of operations. In addition, our business will require capital expenditures for the maintenance, renovation and improvement of existing restaurants to remain competitive and maintain the value of our brand standard. This creates an ongoing need for cash, and, to the extent we cannot fund capital expenditures from cash flows from operations, additional funds will need to be raised. If the costs of funding new restaurants or renovations or enhancements at existing restaurants exceed budgeted amounts, and/or the time for building or renovation is longer than anticipated, our profits could be reduced. If we cannot access the capital we need, we may not be able to execute on our growth strategy, take advantage of future opportunities or respond to competitive pressures. We are subject to risks associated with leasing property subject to long-term non-cancelable leases. We do not own any real property and all of our restaurants are located in leased premises. The leases generally have initial terms of 10 years and typically provide for two renewal options in five-year increments as well as for rent escalations. Generally, our leases are net leases that require us to pay our share of the costs of real estate taxes, utilities, building operating expenses, insurance and other charges in addition to rent. We generally cannot cancel these leases. Additional sites that we lease are likely to be subject to similar long-term non-cancelable leases. If we close a restaurant we nonetheless may be obligated to perform our monetary obligations under the applicable lease, including, among other things, payment of the base rent for the balance of the lease term. In addition, as each of our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close restaurants in desirable locations. We depend on cash flows from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities, and sufficient funds are not otherwise available, we may not be able to service our lease expenses or fund our other liquidity and capital needs, which would materially affect our business. We depend on key executive management. We depend on the leadership and experience of our key executive management. The loss of the services of any of our executive management members could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace such personnel on a timely basis or without incurring increased costs, or at all. We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified personnel. There is a high level of competition for experienced, successful personnel in our industry. Our inability to meet our executive staffing requirements in the future could impair our growth and harm our business. Our inability to identify qualified individuals for our workforce could slow our growth and adversely impact our ability to operate our restaurants. We believe that our culture is the single most important factor to our success. Accordingly, our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified managers and associates to meet the needs of our existing restaurants and to staff new ones. A sufficient number of qualified individuals to fill these positions may be in short supply in some communities. Competition in these communities for qualified staff could require us to pay higher wages and provide greater benefits, especially if there is significant improvement in regional or national economic conditions. Any inability to recruit and retain qualified individuals may result in higher turnover and increased labor costs, and could compromise the quality of our service, all of which could adversely affect our business. Any such inability to retain or recruit qualified employees, increased costs of attracting qualified employees or delays in new restaurant openings could adversely affect our business and results of operations. Unionization activities may disrupt our operations and affect our profitability. Although none of our employees are currently covered under collective bargaining agreements, our employees may elect to be represented by labor unions in the future. If a significant number of our employees were to become unionized and collective bargaining agreement terms were significantly different from our current compensation arrangements, it could adversely affect our business, financial condition or results of operations. In addition, a labor dispute involving some or all of our employees may harm our reputation, disrupt our operations and reduce our revenues, and resolution of disputes may increase our costs. Further, if we enter into a new market with unionized construction companies, or the construction companies in our current markets become unionized, construction and build out costs for new restaurants in such markets could materially increase. Increased food commodity and energy costs could decrease our restaurant-level operating profit margins or cause us to limit or otherwise modify our menu, which could adversely affect our business. Our profitability depends in part on our ability to anticipate and react to changes in the price and availability of food commodities, including among other things cheese, meats, grains and produce. Prices may be affected due to market changes, increased competition, the general risk of inflation, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. For example, the increased inflation we experienced in 2022 had an impact on the purchase price of our main commodities. Other events could increase commodity prices or cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu options. These events, combined with other more general economic and demographic conditions, could impact our pricing and negatively affect our sales and restaurant-level operating profit margins. While we have been able to partially offset inflation and other changes in the costs of core operating resources by gradually increasing menu prices, coupled with more efficient purchasing practices, productivity improvements and greater economies of scale, there can be no assurance that we will be able to continue to do so in the future. From time to time, competitive conditions could limit our menu pricing flexibility. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be fully absorbed by our guests without any resulting change to their visit frequencies or purchasing patterns. In addition, there can be no assurance that we will generate same-store sales growth in an amount sufficient to offset inflationary or other cost pressures. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Higher health care costs and labor costs could adversely affect our business. Increased health care and insurance costs could have a material adverse effect on our business, financial condition and results of operations. In addition, changes in federal or state workplace regulations could adversely affect our ability to meet our financial targets. Various federal and state labor laws govern our relationships with our employees and affect operating costs. These laws include employee classifications as exempt or non-exempt, minimum wage requirements, unemployment tax rates, workers' compensation rates, overtime, family leave, safety standards, payroll taxes, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. As our team members are paid at rates set above, but related to, the applicable minimum wage, further increases in the minimum wage could increase our labor costs. Significant additional government regulations could materially affect our business, financial condition and results of operations. We are subject to many federal, state and local laws with which compliance is both costly and complex. Our industry is subject to extensive federal, state and local laws and regulations, including comprehensive health care reform legislation, building and zoning requirements and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. The failure to comply with these laws and regulations could adversely affect our operating results. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect our existing restaurants and delay, or result in our decision to cancel, the opening of new restaurants, which would adversely affect our business. The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and, therefore, have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws could require us to expend significant funds to make modifications to our restaurant if we failed to comply with applicable standards. Compliance with all of these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings. Our marketing strategies and channels will evolve and our programs may or may not be successful. Zalat is a small, but growing brand. We incur costs and expend other resources in our marketing efforts to attract and retain guests. The brand's promotion includes public relations, digital and social media, promotions, and marketing tactics through marketplace delivery companies such as Uber Eats and DoorDash. As the number of restaurants increases, and as we expand into new markets, we expect to increase our investment in advertising and consider additional promotional activities. Accordingly, in the future, we will incur greater marketing expenditures, resulting in greater financial risk and a greater impact on our Company. Some of these initiatives may not be successful, resulting in expenses incurred without the benefit of higher revenues. Additionally, some of our competitors have greater financial resources, which enables them to spend significantly more on marketing and advertising than we are able to at this time. Should our competitors increase spending on marketing and advertising, or our marketing funds decrease for any reason, or should our advertising and promotions be less effective than those of our competitors, there could be a material adverse effect on our results of operations and financial condition. Changes in economic conditions could materially affect our business, financial condition and results of operations. The restaurant industry depends on consumer discretionary spending. Disruptions in the overall economy, including recessions, high unemployment, and financial market volatility and unpredictability, can cause a reduction in consumer confidence, which may negatively affect the restaurant industry. These factors, as well as national, regional and local regulatory and economic conditions, gasoline prices, energy and other utility costs, inclement weather, conditions in the residential real estate and mortgage markets, health care costs, access to credit, disposable consumer income and consumer confidence, affect discretionary consumer spending which may cause a decrease in purchases from our restaurants. Prolonged negative trends in sales could cause us to, among other things, reduce the number and frequency of new openings and restaurant closures. We rely heavily on information technology, and any material failure, weakness, interruption or breach of security could prevent us from effectively operating our business. We rely heavily on information systems, including point-of-sale, inventory management, purchasing, accounting, payment of obligations, credit and debit card transactions, online-ordering platforms and other processes and procedures. Our ability to efficiently and effectively manage our business depends significantly on the reliability and capacity of these systems. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure, or other catastrophic events, as well as from internal and external security breaches, viruses, and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding our systems as we grow or a breach in security of these systems could result in interruptions to or delays in our business and guest service and reduce efficiency in our operations. If our information technology systems fail and our redundant systems or disaster recovery plans are not adequate to address such failures, or if our business interruption insurance does not sufficiently compensate us for any losses that we may incur, our revenues and profits could be reduced, and the reputation of our brand and our business could be materially adversely affected. In addition, remediation of such problems could result in significant, unplanned capital investments. We rely heavily on third party marketplace services (e.g. UberEats) and they represent a material portion of our sales transactions Disruptions by our third-party marketplace services could have an impact on our sales. Additionally, an increase in the commissions and fees charged by these marketplace providers could have a negative effect on our restaurant level profitability. We may not be able to adequately protect our intellectual property, which, in turn, could harm the value of our brands and adversely affect our business. Our ability to implement our business plan successfully depends in part on our ability to further build brand recognition using our trademarks, service marks, proprietary products, and other intellectual property, including our name and logos. We rely on U.S. and foreign trademark, copyright, and trade secret laws, as well as license agreements, non-disclosure agreements, and confidentiality and other contractual provisions to protect our intellectual property. Nevertheless, our competitors may develop similar menu items and concepts, and adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets and other intellectual property. We may also from time to time be required to institute litigation to enforce our trademarks, service marks and other intellectual property. Such litigation could result in substantial costs and diversion of resources and could negatively affect our sales, profitability, and prospects regardless of whether we are able to successfully enforce our rights. Changes in statutory, regulatory, accounting, and other legal requirements could potentially impact our operating and financial results. We are subject to numerous statutory, regulatory, and legal requirements, domestically and abroad. Our operating results could be negatively impacted by developments in these areas due to the costs of compliance in addition to possible government penalties and litigation in the event of deemed noncompliance. Changes in the regulatory environment in the area of food safety, privacy and information security, wage and hour laws, among others, could potentially impact our operations and financial results. We lease all of our restaurants, and each is classified as an operating lease. The Financial Accounting Standards Board ("FASB") has issued an exposure draft that will revise lease accounting and require many leases currently considered to be operating leases to instead be classified as capital leases. The primary impact to this exposure draft would be that such leases would be recorded on the balance sheet as debt, and they currently have an off-balance sheet classification as operating leases. The timeline for effectiveness of this pronouncement, as well as the final guidelines and potential financial impact, are unclear at this point and may adversely affect our financial results if implemented. Fluctuations in our tax obligations and effective tax rate and realization of our deferred tax assets may result in volatility of our operating results. Our effective tax rate in a given financial statement period may be materially impacted by a variety of factors including but not limited to fluctuations in the valuation allowance or by changes to existing accounting rules or regulations. Further, tax legislation may be enacted in the future which could negatively impact our current or future tax structure and effective tax rates. Restaurant companies have been the target of class action lawsuits and other proceedings that are costly, divert management attention and, if successful, could result in our payment of substantial damages or settlement costs. Our business is subject to the risk of litigation by employees, guests, suppliers, licensees, stockholders or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action and regulatory actions, is difficult to assess or quantify. In recent years, restaurant companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state laws regarding workplace and employment matters, discrimination, and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Although we maintain what we believe to be adequate levels of insurance, insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to these or other matters. A judgment or other liability in excess of our insurance coverage for any claims or any adverse publicity resulting from claims could adversely affect our business and results of operations.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2024.

Zalat Inc.

By   /s/ *Adrian Saide*

      Name: Zalat Inc

      Title: Chief Financial Officer

Exhibit A

FINANCIAL STATEMENTS

ZALAT, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 25, 2022
Assets		
Current assets:		
Cash and cash equivalents	$ 74,268	$ 278,067
Accounts receivable	944,811	371,120
Inventory	213,864	186,082
Prepaid expenses and other current assets	198,599	179,779
Total current assets	1,431,542	1,015,048
Property and equipment, net	5,390,234	4,467,814
Right of use assets - operating leases, net	8,385,751	8,185,131
Right of use asset - financing lease, net	21,478	34,508
Other assets	333,045	179,591
Total assets	$ 15,562,050	$ 13,882,092
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 1,728,625	$ 1,164,857
Due to related party	44,515	47,895
Accrued expenses	593,485	346,882
Operating lease liabilities, current portion	1,354,007	1,221,305
Financing lease liability, current portion	12,887	12,887
Current portion of note payable	13,713	13,713
Total current liabilities	3,747,232	2,807,539
Long-term liabilities:		
Note payable, net of current portion	38,070	26,283
Operating lease liabilities, net of current portion	7,306,534	7,187,420
Financing lease liability, net of current portion	8,591	21,478
Total liabilities	11,100,427	10,042,720
Commitments and contingencies		
Stockholders' equity:		
Common stock - series 1, $.0001 par value, 54,000,000 shares authorized, 0 shares issued and outstanding	10	5
Preferred stock - series 1, $.0001 par value, 17,380,000 shares authorized, 17,380,000 shares issued and outstanding	1,738	1,738
Preferred stock - series 2, $.0001 par value, 7,000,000 shares authorized, 5,302,101 shares issued and outstanding	530	530
Preferred stock - series 3, $.0001 par value, 6,000,000 shares authorized, 1,785,715 shares issued and outstanding	178	178
Additional paid-in capital	13,582,762	10,170,968
Accumulated deficit	(9,123,595)	(6,334,047)
Total stockholders' equity	4,461,623	3,839,372
Total liabilities and stockholders' equity	$ 15,562,050	$ 13,882,092

See accompanying notes to consolidated financial statements.

ZALAT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended	
	December 31, 2023	December 25, 2022
Net sales	$ 28,001,509	22,233,026
Operating expenses:		
Cost of sales	8,058,395	6,538,299
Restaurant labor	8,752,514	6,742,132
Restaurant operating	5,938,366	5,488,648
Non-controllable	3,001,671	2,307,181
Corporate overhead and other	5,097,382	3,935,891
Total operating expenses	30,848,328	25,012,151
Loss from operations	(2,846,819)	(2,779,125)
Other income (expense):		
Interest expense	(26,735)	(18,755)
Other income, net	130,865	321,760
Loss on sales of assets	(27,498)	-
Total other income (expense)	76,632	303,005
Loss before taxes	(2,770,187)	(2,476,120)
Provision for income taxes	(19,361)	(66,872)
Net loss	$ (2,789,548)	$ (2,542,992)

See accompanying notes to consolidated financial statements.

ZALAT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Fiscal Years Ended December 31, 2023 and December 25, 2022

	Preferred Stock Series 1 Shares	Preferred Stock Series 1	Preferred Stock Series 2 Shares	Preferred Stock Series 2	Preferred Stock Series 3 Shares	Preferred Stock Series 3	Common Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Stockholders' Equity at December 26, 2021	17,380,000	$ 1,738	5,302,101	$ 530	1,214,286	$ 121	-	$ -	$ 7,698,023	$(3,791,055)	$ 3,909,357
Issuance of Preferred Stock Series 3	-	-	-	-	571,429	57	-	-	2,336,146	-	2,336,203
Stock option expense	-	-	-	-	-	-	-	-	124,303	-	124,303
Common stock issued with exercise of stock options	-	-	-	-	-	-	45,391	5	12,496	-	12,501
Net Loss	-	-	-	-	-	-	-	-	-	(2,542,992)	(2,542,992)
Stockholders' Equity at December 25, 2022	17,380,000	1,738	5,302,101	530	1,785,715	178	45,391	5	10,170,968	(6,334,047)	3,839,372
Issuance of Preferred Stock Series 3	-	-	-	-	-	-	-	-	2,111,678	-	2,111,678
Issuance of Common Stock	-	-	-	-	-	-	-	-	1,141,169		1,141,169
Stock option expense	-	-	-	-	-	-	-	-	144,375	-	144,375
Common stock issued with exercise of stock options	-	-	-	-	-	-	53,771	5	14,572	-	14,577
Net Loss	-	-	-	-	-	-	-	-	-	(2,789,548)	(2,789,548)
Stockholders' Equity at December 31, 2023	17,380,000	$ 1,738	5,302,101	$ 530	1,785,715	$ 178	99,162	$ 10	$13,582,762	$(9,123,595)	$ 4,461,623

See accompanying notes to consolidated financial statements.

ZALAT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended	
	December 31, 2023	December 25, 2022
Operating Activities		
Net loss	$ (2,789,548)	$ (2,542,992)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization expense	596,860	463,625
Stock based compensation expense	144,375	124,303
Deferred rent	-	-
Non-cash operating lease costs	1,552,615	1,239,984
Loss on sale of assets	27,498	-
Provision for credit losses	1,006	3,081
Changes in operating assets and liabilities:		
Accounts receivable	(574,697)	(116,336)
Inventory	(27,782)	(93,665)
Prepaid expenses and other current assets	(18,820)	(63,255)
Other assets	(153,454)	(41,842)
Accounts payable and accrued expenses	806,991	763,314
Operating lease liabilities	(1,501,419)	(1,197,568)
Net cash used in operating activities	(1,936,375)	(1,461,351)
Investing Activities		
Purchases of property and equipment	(1,533,748)	(2,382,691)
Net cash used in investing activities	(1,533,748)	(2,382,691)
Financing Activities		
Proceeds from line of credit	25,000	-
Issuance of preferred stock	2,111,678	2,336,203
Issuance of common stock	1,141,169	-
Principal payments on note payable	(13,213)	(12,335)
Payments on financing lease liabilities	(12,887)	(11,319)
Proceeds from exercise of stock options	14,577	12,501
Net cash provided by financing activities	3,266,324	2,325,050
Net decrease in cash and cash equivalents	(203,799)	(1,518,992)
Cash and cash equivalents at beginning of fiscal year	278,067	1,797,059
Cash and cash equivalents at end of fiscal year	$ 74,268	$ 278,067
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for interest	$ 26,735	$ 18,755
Cash paid during the year for income taxes	$ 46,298	$ 44,335
Supplemental Disclosure of Non-Cash Investing Activities		
Right of use assets assumed through operating lease liabilitie	$ 1,551,679	$ 9,286,647
Right of use asset assumed through financing lease liability	$ -	$ 45,684
Leases assumed through operating lease liabilitie	$ 1,551,679	$ 9,471,937

See accompanying notes to consolidated financial statements.

NOTE 1 – NATURE OF OPERATIONS

Zalat Inc. was formed in 2019 ("Inception") in the State of Delaware. The financial statements of Zalat Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dallas, Texas.

Zalat Inc. operates in the restaurant space and sells food (primarily pizza), beverages and other items through multiple locations via delivery and carryout.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023, and December 25, 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sales of food and beverages which are recorded at point-of-sale system at the time the transaction takes place. Purchase of gift certificates are included in deferred

revenue and revenue from gift certificates is recognized when the gift certificate is redeemed. Revenue is recognized when the service has been performed and collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Texas state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Inventory consists primarily of food and drink products, which are valued at the lower of cost, using the first-in, first-out method ("FIFO"), or net realizable value.

Property and equipment are carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term or the useful life of the assets. Expenditures for major renewals and betterments that extend the useful life of the property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. The cost of assets sold or abandoned, and the related accumulated depreciation are eliminated from the accounts and any gains or losses are reflected in the accompanying consolidated statement of income of the respective period.

The estimated useful lives of the various assets are as follows:

Furniture and fixtures	5-7 years
Automobiles	5-7 years

The Company has two lines of credit with two banks, under which the Company may borrow up to $200,000 and $150,000 respectively. As of December 31, 2023, the borrowings on this line of credit totaled $25,000.

The Company has a note payable related to the purchase of a vehicle. Balance on the loan as of December 31, 2023, was $51,783.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is involved in various suits and claims arising in the normal course of business. In management's opinion, the ultimate outcome of these items will not have a material adverse effect on the Company's consolidated results of operations.

Major Suppliers

Purchases from the top supplier approximated 54% and 74% of total cost of sales for the fiscal years ended December 31, 2023 and December 25, 2022, respectively. Purchases from the second top supplier approximated 7% and 19% of total cost of sales for the fiscal year ended December 31, 2023 and December 25, 2022, respectively. Management believes there is no material risk related to the Company's reliance on its current manufacturers due to the availability of other suppliers.

Leases

The Company has operating and finance leases for its office spaces and certain equipment. Our leases have remaining lease terms of up to 7, some of which may include options to extend the leases for up to 5 years. As of December 31, 2023 and December 25, 2022, assets recorded under finance leases were approximately $53,700 and $53,700, respectively, and accumulated amortization associated with finance leases was approximately $32,000 and $19,000, respectively.

Total operating lease costs were approximately $1,553,000 and $1,240,000 for the year ended December 25, 2023. Total finance lease costs for amortization of ROU assets and interest on lease liabilities were approximately $13,000 and $-, respectively, for the year ended December 31, 2023. Total finance lease costs for amortization of ROU assets and interest on lease liabilities were approximately $12,000 and $4,000, respectively, for the year ended December 25, 2022.

The components of lease expense during the years ended December 31, 2023 and December 25, 2022 are approximately as follows:

	2023	2022

Operating lease cost	$ 1,553,000	$ 1,240,000
Variable lease cost	315,000	219,000
Short-term lease cost	15,000	13,000
Finance lease cost:		
Amortization of right of use asset	13,000	12,000
Interest on lease liabilities	-	4,000
Total finance lease cost	$ 13,000	$ 16,000

Maturities of lease liabilities as of December 31, 2023, are as follows:

	Finance Lease	Operating Leases
2024	$ 12,887	$ 1,540,587
2025	8,591	1,392,754
2026	-	1,203,261
2027	-	1,083,260
2028	-	1,079,081
Thereafter	-	3,198,339
Total lease payments	21,478	9,497,282
Less present value discount	-	(836,742)
Lease liabilities	$ 21,478	$ 8,660,541

Weighted average lease term and discount rate as of December 31, 2023 and December 25, 2022, are as follows:

	2023	2022
Weighted average remaining lease term (years)		
Operating leases	7.3	7.7
Financing lease	1.7	2.7
Weighted average discount rate		
Operating leases	2.38%	1.99%
Financing lease	0.00%	0.00%

NOTE 5 – STOCKHOLDERS' EQUITY

The Company's equity shares currently consist of the following: Common Stock, Preferred Stock – Series 1 ("Series 1"), Preferred Stock – Series 2 ("Series 2"), Preferred Stock – Series 3 ("Series 3').

During 2023 and 2022, the Company sold Series 3 shares to certain members of management and outside investors for cash. The Company sold 831,181 Series 3 shares for $1,695,609 during 2023. The Company sold 571,429 Series 3 shares for $2,336,203 during 2022.

Additionally during 2023, the Company utilized a crowdfunding site to raise additional proceeds through the sale of preferred stock. The total proceeds, net of issuance costs, was $1,141,169 during 2023. Although not issue at December 31, 2023, the Company plans to receive $663,927 in additional proceeds related to this sale of preferred stock.

Series 1, Series 2, and Series 3 shares are convertible into one share of common stock at any time at the option of the holder. Further, the Series 1, Series 2, and Series 3 shares have a liquidation preference of one times (1x) the original issue price plus declared but unpaid dividends on each share of Series 2 and Series 3 or amount per share as would have been payable had all shares of Series 2 and Series 3 been converted to Common and the balance of proceeds paid to Series 1 shares and Common shares. A merger, reorganization or similar transaction will be treated as a liquidation. There were no unpaid dividends as of December 31, 2023 or December 25, 2022.

NOTE 6 – RELATED PARTY TRANSACTIONS

At December 31, 2023 and December 25, 2022, there is $44,515 and $47,895 due to related parties of the Company. $552 and $1,931 is due to Pho Mi, LLC and $43,964 and $45,694 is due to ZKK1, LLC for the fiscal years ended December 31, 2023 and December 25, 2022, respectively.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023, through April 21, 2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Khanh Nguyen, the Chief Executive Officer of Zalat Inc, hereby certify that the financial statements of Zalat Inc and notes thereto for the periods ending 12/25/2022 and 12/31/2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Zalat Inc. has not yet filed its federal tax return for 2023.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 04/17/2024.



_____ (Signature)

_____CEO_____ (Title)

___04/17/2024___ (Date)

CERTIFICATION

I, Adrian Saide, Principal Executive Officer of Zalat Inc., hereby certify that the financial statements of Zalat Inc. included in this Report are true and complete in all material respects.

Adrian Saide

Chief Financial Officer